UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

UBS AG

(Name of Issuer)

Registered shares, par value CHF 0.10 per share

(Title of Class of Securities)

H89231338

(CUSIP Number)

David Kelly

677 Washington Boulevard

Stamford, CT 06901

Telephone: (203) 719-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H89231338

(1)	Names of reporting persons UBS Group AG
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO, SC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power 3,768,288,084
	(8)	Shared Voting Power None
	(9)	Sole Dispositive Power 3,768,288,084
	(10)	Shared Dispositive Power None
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,768,288,084
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percentage of Class Represented by Amount in Row (11) 98.0%
(14)	Type of Reporting Person (See Instructions) HC, CO

Explanatory Note.

The following constitutes Amendment No. 1 to Schedule 13D filed by the undersigned (this “Amendment No. 1”). This Amendment No. 1 amends the statement on Schedule 13D filed on May 6, 2015 (“Original Schedule 13D”) by the undersigned as specifically set forth herein.

Capitalized terms not defined in this Amendment No. 1 shall have the meaning ascribed to them in the Original Schedule 13D. Except as set forth herein, the Original Schedule 13D is unmodified.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The UBS AG Shares acquired by UBS Group AG on May 27, 2015 were acquired as a result of a cash-or-title-dividend from UBS AG, as described more fully below, pursuant to which UBS Group AG elected to receive the dividend in shares with respect to a number of its existing UBS AG Shares.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

UBS AG implemented a cash-or-title dividend (“CoTD”), which had a settlement date on May 27, 2015. The CoTD comprised of a distribution per UBS AG Share, at the election of each shareholder, of either (i) CHF 0.50 in cash, or (ii) a number of new UBS AG Shares to be determined so as to be of substantially equivalent value to the cash dividend. The CoTD was designed so that new UBS AG Shares issued pursuant to it were issued out of conditional capital. This was achieved through the issuance of warrants to a subsidiary of UBS AG, which exercised the warrants, subscribed for the new UBS AG Shares to be issued, and paid their nominal value. UBS AG presented the CoTD to shareholders at its May 7, 2015 annual general meeting of UBS AG shareholders, and following the meeting shareholders had approximately two weeks to elect to take the dividend in cash or new shares. UBS Group AG elected to receive the dividend in shares with respect to a number of its existing UBS AG Shares and acquired 13,746,698 shares through the CoTD, such that it has acquired in total 98.0% of all UBS AG Shares.

It remains the current intention of UBS Group AG to acquire 100% of the outstanding UBS AG Shares. To achieve 100% ownership, on March 9, 2015, UBS Group AG requested the competent court in Switzerland to cancel the UBS AG Shares held by any remaining holders of UBS AG Shares (“Minority Holders”), under Swiss law in accordance with a statutory and court-ordered forced exchange of all UBS AG Shares remaining outside the ownership of UBS Group AG for newly issued UBS Group AG Shares (the “SESTA Procedure”). UBS Group AG expects that the Swiss court will grant this request now that it has acquired more than 98% of the UBS AG Shares registered in the commercial registers of Zurich and Basel. Upon the conclusion of the court proceeding, which we expect to take between four and six months, Minority Holders will lose their shareholder rights in UBS AG through cancellation of their UBS AG Shares and instead will receive one UBS Group AG Share for each UBS AG Share they hold.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

(a) UBS Group AG has acquired beneficial ownership of 3,768,288,084 UBS AG Shares, or 98.0% of UBS Shares as of May 27, 2015.

(c) Schedule B sets forth a list of all acquisitions of UBS AG Shares by UBS Group AG since the most recent filing of Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date May 28, 2015

UBS GROUP AG

By	/s/ David Kelly
Name:	David Kelly
Title:	Managing Director

By	/s/ Sarah M. Starkweather
Name:	Sarah M. Starkweather
Title:	Executive Director

SCHEDULE B

Below is a list of all acquisitions of UBS AG Shares by UBS Group AG since the most recent filing of Schedule 13D.

The following chart lists transactions in which each UBS AG Share acquired by UBS Group AG was acquired in exchange for one share of UBS Group AG in private transactions outside of the United States and on the same terms as the Exchange Offer.

Number of UBS AG Shares	Date
1,701	5/6/2015
89,787	5/6/2015
14,207	5/7/2015
35	5/7/2015
40,734	5/7/2015
287,230	5/8/2015
2,076	5/22/2015
38,815	5/22/2015
50,000	5/22/2015
11,094	5/22/2015
180	5/27/2015
21,000	5/27/2015

In addition, on May 27, 2015 UBS Group AG acquired 13,746,698 UBS AG Shares in the CoTD.